Exhibit (e)(6)

Interests of Certain Persons in the Merger (page     )

Shareholders should note that some directors and executive officers of BFC and BBX Capital have interests in the merger that are different from, or are in addition to, the interests of BFC’s and BBX Capital’s shareholders generally.

Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, John E. Abdo, the Vice Chairman of BFC, and their respective affiliates collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options and unvested restricted shares as to which Messrs. Levan and Abdo have voting rights) representing approximately 71% of the general voting power and approximately 22% of the total common stock of BFC. In addition, each of Messrs. Levan and Abdo was granted a restricted stock award of 1,852,097 shares of BFC’s Class A Common Stock during the fourth quarter of 2012. These restricted stock awards are scheduled to vest in four equal annual installments beginning on September 30, 2013. Prior to vesting, BFC’s compensation committee has the right to vote the shares subject to these restricted stock awards. Messrs. Levan and Abdo also serve as Chairman and Chief Executive Officer of BBX Capital and Vice Chairman of BBX Capital, respectively. Further, as a result of their ownership position in BFC’s Class A Common Stock and Class B Common Stock, Messrs. Levan and Abdo may be deemed to control BFC and therefore beneficially own the 8,133,353 shares, or approximately 52%, of BBX Capital’s Class A Common Stock and all 195,045 shares of BBX Capital’s Class B Common Stock owned directly by BFC, which in the aggregate represent approximately 53% of the total outstanding equity of BBX Capital and 73% of the total voting power of BBX Capital. In addition, Messrs. Levan and Abdo beneficially own (including shares which may be acquired within 60 days pursuant to the exercise of stock options) 124,424 shares and 102,001 shares, respectively, of BBX Capital’s Class A Common Stock. Further, each of Messrs. Levan and Abdo was previously granted restricted stock awards covering a total of 389,302 shares of BBX Capital’s Class A Common Stock which have not yet vested. 12,500 of these restricted shares are scheduled to vest on February 23, 2014, and the remaining 376,802 restricted shares are scheduled to vest in four equal annual installments beginning on September 30, 2013. Prior to vesting, BBX Capital’s compensation committee has (or, following the merger, BFC’s compensation committee will have) the right to vote the shares subject to these restricted stock awards. After the completion of the merger, Messrs. Levan and Abdo are expected to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options but excluding any shares currently subject to unvested restricted stock awards as to which they do not have voting rights) representing approximately 70% of the general voting power and approximately 15% of the total common stock of BFC. In addition, pursuant to the terms of the merger agreement, the restricted shares of BBX Capital’s Class A Common Stock previously granted to Messrs. Levan and Abdo, as described above, which are unvested at the effective time of the merger will be converted into restricted shares of BFC’s Class A Common Stock upon consummation of the merger and be subject to the same terms and conditions as in effect at the effective time of the merger, provided that the number of shares will be multiplied by the exchange ratio in the merger. Messrs. Alan Levan and Abdo are parties to an agreement pursuant to which they have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Additionally, Mr. Abdo has agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B Common Stock and to obtain the consent of Mr. Levan prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock. See the section of this joint proxy statement/prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” for information regarding the ownership interests of BBX Capital’s and BFC’s other directors and executive officers in BBX Capital’s and BFC’s securities.

Jarett S. Levan, the son of Mr. Alan Levan, is a director and President of BBX Capital and director and Executive Vice President of BFC, Seth M. Wise is Executive Vice President of BBX Capital and a director and Executive Vice President of BFC, and John K. Grelle is Executive Vice President and Chief Financial Officer of BBX Capital and Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Chief Risk Officer of BFC.

Each of Alan B. Levan, John E. Abdo, Jarett S. Levan, Seth M. Wise and John K. Grelle has employment agreements with BFC and with BBX Capital pursuant to which he is paid by the applicable company an annual base salary and is entitled to receive from the applicable company bonus payments under bonus plans established from time to time. It is expected that, following the merger, each of Messrs. Alan Levan, Abdo, Jarett Levan, Wise and Grelle will continue to receive the full amounts payable to him or to which he is otherwise entitled under both of these agreements.

The directors of BFC immediately prior to the effective time of the merger will continue to serve as directors of BFC following the merger. In addition, BFC has agreed to cause the individuals serving as directors of BBX Capital immediately prior to the effective time of the merger who are not also directors of BFC to be appointed to BFC’s board of directors at the effective time of the merger. In connection therewith, it is currently anticipated that Norman H. Becker, Steven M. Coldren, Bruno L. Di Giulian, Willis N. Holcombe, Anthony P. Segreto and Charlie C. Winningham, II will be appointed to BFC’s board of directors upon consummation of the merger. BFC’s directors will continue to receive compensation, which may include equity-based compensation, from BFC for their services. BFC currently provides compensation to its directors for board and committee service at levels which are equal to or less than the compensation which BBX Capital pays to its directors for board and committee service.

The members of BBX Capital’s special committee received compensation for their service on the special committee.

The merger agreement also provides for indemnification in favor of the current and former directors and officers of BBX Capital and for the maintenance or purchase of directors’ and officers’ liability insurance tail policies with respect to matters arising from facts or events which occurred before the effective time of the merger.

Each of BFC’s board of directors and BBX Capital’s special committee and board of directors was aware of these interests.